INVEST IN **COMMODORE HOSPITALITY, INC.**

⊿ Share

Own the hotels you travel to and get lifetime VIP status

■ PITCH VIDEO ■ INVESTOR PANEL

ONE-TIME
INVESTMENT

*ANNUAL
ROOM CREDITS

$100

$33

INVEST ONE TIME AND RECEIVE ANNUAL, RENEWING ROOM CREDITS UP TO $1,200 TO STAY AT ANY OF OUR HOTELS EVERY YEAR.

*SEE SLIDE 14 OF PITCH DECK BELOW FOR DISCLAIMER

thecommodorecollection.com   Dallas TX   ☐ ☐

Entertainment   Main Street   Infrastructure   Lifestyle   Leisure

🚩 **EARLY BIRD TERMS: $902,200 LEFT** ❓

$97,800
of a $150,000 goal

INVEST
min $250

$ 0

INVEST

♡ **WATCH FOR UPDATES**

INVESTMENT TERMS   ⌄

Priced Round

🏛 Investor Perks: $250, $500, $1K, $2K, $3K, $5K, $10K, $20K, $30K

OVERVIEW   UPDATES 14   WHAT PEOPLE SAY 2   ASK A QUESTION 7

Highlights

1 💵 For every $100 invested you get $33 every year in hotel credits up to $1,200 of credits annually

2 📈 Receive your share of cashflow from operations and appreciation when a hotel is sold

3 🎉 Receive lifetime VIP status at all of The Commodore Collection hotels with a one time investment

4 🤝 Don't choose between a vacation and an investment when you can have both

5 🗒 View our preliminary draft of our offering here:
https://www.sec.gov/edgar/browse/?CIK=1850568



COMMODORE
COLLECTION

COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE.



We are Innovators.
We are Investment Specialists.
We are Hotel Industry Professionals.
We are Real Estate Investing Experts.
We are The Commodore Collection.

COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE.

Commodore Hospitality, Inc.

Executive Summary

How are funds raised: Crowdsourced
Minimum Investment: $250
Targeted Fund Size: $75 million

About Commodore Hospitality, Inc

Commodore Hospitality, Inc is an investment vehicle that will allow you to invest and travel simultaneously. We help you make the most out of your investment by providing top of the line hospitality benefits and amenities. This is possible by allowing investors the unique opportunity to invest in hotels and not only earn their share of appreciation and cashflow, but also earn credits every year that can be used to stay at any hotel across the Commodore Collection portfolio.

Commodore Hospitality, Inc uses the crowdfunding website Wefunder.com as the investing platform to raise capital. Wefunder is the leading equity crowdfunding platform and has built out a platform that makes the investment process easy to use. We intend to use raised capital to acquire, renovate, and operate hotels across the United States with our first fund focused on the South Central region.



COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE.

Our Vision



4

What We Do

Commodore Hospitality, Inc will acquire, renovate and manage hotels in the South Central United States. This will be our first of many investment vehicles to build our portfolio of hotels across the country under The Commodore Collection flag. Our goal is to put boutique hotels in destination cities, whether for business or leisure.



Impact on the Industry

We think that the hospitality industry, as well as the commercial real estate as a whole, needs to be overhauled. Commercial real estate has historically been reserved primarily for the ultra-wealthy elite. We want to bring the opportunity to be a part of this industry to a larger crowd. Our plan is to allow investors to invest and travel simultaneously.



Investor Perspective

The Commodore Collection aims to combine an investment opportunity with the benefits of being able to travel. We want our investors to experience their investment hands-on and get the most out of a hotel that they partially own.



Experience

Through their work at 3E Management, LLC and affiliated companies, Eric Bergin and Chris Biesanz have underwritten over $15 billion in real estate transactions for their private equity clients with a large emphasis on hotels. In addition, they have worked with numerous hotel owners and operators, helping those companies acquire hotels and manage their hotel portfolios more efficiently.





COMMODORE HOSPITALITY, INC.

5

INVESTOR SHAREHOLDERS
COMMODORE HOSPITALITY, INC.
MANAGER
COMMODORE COLLECTION, LLC
GENERAL PARTNER
COMMODORE HOSPITALITY OPERATIONS, LP
3RD PARTY HOTEL OPERATOR
PROPERTY SUBSIDIARY
PROPERTY SUBSIDIARY
PROPERTY SUBSIDIARY
PROPERTY SUBSIDIARY
COMMODORE ASSET MANAGEMENT, LLC

6
A Hotel That Compliments Your Lifestyle.
COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE

The Commodore Funds

Name of Fund:	Commodore Hospitality, Inc
Type of Fund:	Regulation A + SEC Crowdfunding Raise
Brand:	The Commodore Collection
Fund Managers:	An entity controlled by Eric Bergin & Chris Biesanz

Perks
The investor group will be entitled to their investor perks according to their investment tier

Ownership
The investor group will also become partial owners of a hotel portfolio once they make their initial investment



Rewards
Investors will receive exclusive benefits according to their reward system status

We hope to bridge the gap between investing and traveling to cater to the lifestyle of our potential investors.

Locations - The Commodore Collection Standard

When choosing which hotel locations we want to acquire, our team will coordinate with our network of brokers and ensure acquisition decisions are based on metrics supported by real estate fundamentals. Our target locations are metropolitan statistical areas (MSAs) with populations greater than 1 million or destination cities.





Investor Loyalty

Our Investors will be our partners, and we hope that our partners will be motivated to share The Commodore Collection's hotels with friends and family in order to bring in a large number of hotel guests to ensure the success of our portfolio.

Spread the Word!
Encourage your family and friends to stay at your hotels.







Boutique Hotels

An experience catered to you.

As you travel for business or for pleasure, you still want to be able to enjoy the interesting places with great design that offer local flair.

Boutique hotels allow travelers to indulge in the conveniences that a local hotel has to offer but with a personalized experience. Boutique hotels have a local, independent feel that established brands cannot offer.

COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE



Soft Brand Hotels

Unique design and ambiance for you to experience.

A soft-branded hotel primarily relies on its own identity rather than that of a franchise or "brand." However, it benefits from the connection to the global distribution system (GDS) and central reservation system (CRS) among other resources for support.

There are several advantages to soft brand hotels including less "brand" requirements and more creative independence from a design perspective. Soft brands have seen impressive growth and financial performance over the past decade.

COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE





COVID-19 Impact

Staying Healthy. Supporting Others.

The safety of our hotel guests, hotel staff, and Commodore Hospitality investors is our top priority. Our team is prepared to follow and enforce CDC guidelines to ensure the safety of the Commodore Community.

With the financial challenges COVID-19 has brought upon many, we hope that this investment opportunity will help support the economy and the community around us.

COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE





Indulge in the benefits of your investment.
COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE
CC

Investment Tiers

Benefits of your contribution

	TIER 1 $250-$499	TIER 2 $500-$999	TIER 3 $1,000-$1,999	TIER 4 $2,000-$2,999	TIER 5 $3,000-$4,999	TIER 6 $5,000-$9,999	TIER 7 $10,000-$19,999	TIER 8 $20,000-$29,999	TIER 9 $30,000+
* ANNUALLY RECURRING CREDIT	33% OF INVESTMENT	33% OF INVESTMENT	33% OF INVESTMENT	33% OF INVESTMENT	$1200	$1200	$1200	$1200	$1200
LIFETIME STATUS	-	BRONZE	SILVER	GOLD	PLATINUM	PLATINUM	DIAMOND	DIAMOND	DIAMOND
NAME ON FOUNDERS WALL					◇	◇	◇	◇	◇
2 BEVERAGES PER NIGHT						◇	◇	◇	◇
2 NIGHT STAY AT ANNUAL OWNERS' MEETING							◇	◇	◇
UPGRADED ROOM NAMED AFTER INVESTOR AT A CC HOTEL							◇	◇	◇
UNLIMITED DRINK ANY NIGHT AT ANY CC HOTEL								◇	◇
1 WEEK ALL EXPENSES PAID TRIP FOR 2 AT CC HOTEL OF CHOICE									◇
1 ON 1 DINNER WITH FOUNDERS									◇

*Commodore will only be able to pay expenses of the offering if the minimum sales threshold is met and it is anticipated that Commodore will only be able to purchase a property once a minimum of $5,000,000 has been received. The Company anticipates using initial offering proceeds to fund marketing to continue raising capital and other startup expenses.

COMMODORE HOSPITALITY, INC | WALK IN LIKE YOU OWN THE PLACE

The Commodore Collection Reward System

	BRONZE	SILVER	GOLD	PLATINUM	DIAMOND
INVESTMENT TIER LEVEL OR NUMBER OF STAYS TO QUALIFY:	Tier 2 10 Paid Stays	Tier 3 20 Paid Stays	Tier 4 30 Paid Stays	Tier 5 40 Paid Stays	– 50 Paid Stays
WATER BOTTLE AT CHECK-IN	◇	◇	◇	◇	◇
2PM LATE CHECKOUT	◇	◇	◇	◇	◇
10% OFF ON ROOM RATE	◇	◇	◇	◇	◇
1 FREE ALCOHOLIC BEVERAGE PER STAY		◇	◇	◇	◇
4PM LATE CHECKOUT			◇	◇	◇
VALET SERVICE			◇	◇	◇
15% OFF ON ROOM RATE			◇	◇	◇
INVESTOR POLO SHIRT				◇	◇
20% OFF ON ROOM RATE				◇	◇
$100 CC GIFT CERTIFICATE					◇
20% OFF ROOM RATE					◇

Acquisition Decisions

Proprietary Scorecard

Building on our experience of modeling hotels over the last 16 years, we have built a proprietary scorecard to ensure acquisition decisions are based on metrics supported by real estate fundamentals. We will use our proprietary scorecard to ensure the best hotel acquisition every time. Some of the metrics on our scorecard include number of rooms, year 5 EBITDA margin, rooms reserved for investors in year 5, and cost per room after renovations.





Funding

Investment Minimum: $250
Maximum raise: $75,000,000

We will utilize the WeFunder investment portal to crowdsource our $75 million in capital to acquire hotels primarily in the South Central region of the United States. Due to the nature of Reg A+ crowdfunding, we will be able to perform rolling closes during the capital raise that will allow us to start acquiring hotels before our maximum investment has been met. There is no maximum number of investors in this raise, and we encourage all eligible investors to invest, no matter what their investment size is.





FAQs



Q&A

Answers to frequently asked questions.

◆ What does your company do?

◆ How will investors make money?

◆ How will you ensure enough rooms are available for the investors to use their credits?

Commodore Hospitality, Inc will acquire, renovate, and operate hotels in the South Central United States. We are looking at hotels in cities like such as Austin, New Orleans, Dallas, Ft. Worth, San Antonio, and Houston. This will hopefully be our first of many investment vehicles to build a portfolio of hotels across the country under The Commodore Collection flag. Our goal is to put boutique hotels in cities where people actually want to go, whether that is for business or for leisure.

Investors will get their return in a variety of ways. Primarily, our investors will receive annual, renewing credits which will be determined by the amount they invest. Additionally, the investor group will be entitled to their pro rata share of **40% of the cashflow from operations of the hotels.** The better the hotel cashflows, the better the distributions to the investors. Finally, when a hotel is disposed, 100% of the cashflow from that sale will go to repay any outstanding capital of the investors. After capital has been fully returned, our investors will be entitled to their pro rata share of **20% of the additional profits from the sale.**

For every hotel we evaluate, we will run a series of formulas to ensure that based on the equity allocated to that hotel, there will be enough rooms in a year for our investors to use their credits fully. We have partnered with leading software providers which will allow us to block off enough rooms to ensure that every hotel can accommodate our investors.



Q&A

Answers to frequently asked questions.

● Why will guests choose to stay at The Commodore Collection Hotels rather than a more established brand?

◆ What does the underwriting process look like?

We want to make people's stays at hotels more of an experience rather than just a room to stay overnight at. With every hotel we purchase, we plan to renovate them to add the authentic local feel and culture of each city where the hotel is located. Some ideas include bringing in local artists to paint murals within the hotel, having local cuisine, and in some hotels, building out an all-inclusive club level. We want our hotels to be destinations that people want to be a part of, not just another white box with some pictures on a wall.

Building on our experience of modeling hotels for large and small private equity firms for the last 16 years, we have built a proprietary scorecard to ensure acquisition decisions are based on metrics supported by real estate fundamentals. We have relationships with a number of brokers who bring us marketed or off-market acquisitions that fit our criteria. When we receive an opportunity, we analyze the market, competitive set, STR reports, renovation needs, ADR, occupancy, etc. and model it into our proven and tested underwriting model. We evaluate every hotel with the intention of providing at least a 4% dividend annually to our investors. Although this dividend is not guaranteed, we are structuring the fund so that we as the GP do not get paid until our investors get paid. Each hotel is rated using the scorecard to help in our decision making. We then present the opportunity to our 8 full-time employees to provide an objective look with Mr. Bergin and Mr. Biesanz needing to unanimously approve each acquisition.



Q&A

Answers to frequently asked questions.

◆ Will you expand outside of the South Central United States?

◆ Why did you choose this idea?

◆ Do you have experience with real estate investment vehicles?

◆ Where will your company be in 5 years?

Yes, although our first fund will be focused on the region we call "our backyard", we do have plans to raise additional funds to expand into different regions. but Currently, we are 100% focused on the South Central acquisition opportunities. The beauty of our setup is that future Commodore investment vehicles will put their hotels under the Commodore flag which will allow investors to use their credits at any hotel across the country that operates in the fund family under the Commodore flag.

We think that the hospitality industry as well as the commercial real estate as a whole needs to be overhauled. We want to bring the opportunity to be a part of this industry to the crowd. Growing up, our family always had to choose between investing and traveling. We hope to bring something to the world to change that dilemma.

Yes, The Co-Founders have a large selection of fund clients (total Assets Under Management of more than $6.4 billion) who have hired them to run their fund models, calculate distribution waterfalls, or advise them on fund structuring. Mr. Bergin has guest lectured at Harvard Business School since 2012 and guest lectured at Stanford Graduate School of Business from 2012 – 2015 on Private Equity Real Estate Fund Management.

Five years down the road we hope to have our capital fully developed, hotels within the portfolio renovated, and hotels stabilized and cash-flowing. Ideally, we would also be investing our second fund to add additional hotels to the portfolio which will give our investors even more destinations to travel to.





Welcome to the Team.



Eric Bergin

"We think the hospitality industry, as well as commercial real estate as a whole, needs to be overhauled. We want to bring the opportunity to be a part of this industry to the crowd."

Eric Bergin formed 3E Management, a private equity consulting firm, in 2016. He then founded Top Shelf Models in 2019 and Top Shelf Academy in 2020. Prior to forming these three companies, Mr. Bergin was Director at Rockpoint Group, where he was responsible for the Finance Group, as well as acquisitions, asset management, and investor reporting activities. Prior to Rockpoint, he was an associate at PricewaterhouseCoopers, where he had responsibilities in the financial advisory services group. Mr. Bergin graduated from Southern Methodist University.

Chris Biesanz

"Growing up, my family had to make the conscious choice of do we want to travel or do we want to save our money? I want to try to eliminate that dilemma for as many people as I can."

Mr. Biesanz holds a Bachelor of Science degree in Accounting as well as a Master of Science degree in Finance. Prior to joining 3E Management, Chris had been actively involved in the private fund industry in a variety of capacities including back office accounting, middle office operations, partnership allocations, audit support, and general fund consulting.



25
Any Questions?
We're always here for you.
eric@thecommodorecollection.com
chris@thecommodorecollection.com
@thecommodorecollection
@thecommodoreco
The Commodore Collection
www.thecommodorecollection.com
COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE
CC

OVERVIEW | UPDATES 14 | WHAT PEOPLE SAY 2 | ASK A QUESTION 7

PINNED

♡ 1

2

The Commodore Collection: How It Works



The Commodore Collection: How it Works
Watch later
Share
The Commodore Collection
HOW IT WORKS
Watch on YouTube

Christopher Biesanz on May 17
CEO/Co-Founder @ Commodore Hospitality, Inc.

♡ Eric Bergin

PINNED



3

1

We Are the Anti-Timeshare

THE DIFFERENCE BETWEEN Commodore Collection + Traditional Timeshares	COMMODORE COLLECTION	TRADITIONAL TIMESHARE
WHAT DO YOU PUT IN?	$250+	$10,000+
WHERE DO YOU STAY?	Any Commodore Property	Location of Initial Purchase
WHAT INVESTMENT RETURN DO YOU GET?	Receive annual dividend and shares in profit at sale	Pay in additional annual maintenance fee and pay in additional fees to get out

Christopher Biesanz on May 06
CEO/Co-Founder @ Commodore Hospitality, Inc.

♡ Eric Bergin, Edgar Bonilla, and Rob And Vanessa Lang



OVERVIEW UPDATES 14 WHAT PEOPLE SAY 2 ASK A QUESTION 7

PINNED



2

1 on 1 Call with a Founder

Christopher Biesanz on May 04
CEO/Co-Founder @ Commodore Hospitality, Inc.

♡ Eric Bergin and Sean Stobart

1

In Case You Missed it...



Startup Hut Presents Pitch Party Featuring T...
Watch later
Share
Startup Hut
WEFUNDER
PRESENT
PITCH PARTY
COLLECTION
Watch on YouTube

Eric Bergin on Jun 15
Chairman/Co-Founder @ Commodore Hospitality, Inc.



♡ Christopher Biesanz





1

Livestream Pitch Party





Christopher Biesanz on Jun 09
CEO/Co-Founder @ Commodore Hospitality, Inc.

Titus Polichnia





How Will Credits Work?







Annual
Renewing
Credits
CC
COMMODORE
COLLECTION

Christopher Biesanz on Jun 01
CEO/Co-Founder @ Commodore Hospitality, Inc.



OVERVIEW UPDATES 14 WHAT PEOPLE SAY 2 ASK A QUESTION 7

1

The Commodore Experience: Entertainment









AMENITY IDEAS:
Arcade
CC
COMMODORE
COLLECTION

Christopher Biesanz on May 28
CEO/Co-Founder @ Commodore Hospitality, Inc.

Eric Bergin

♡ 2

The Commodore Experience: Local Cuisine

•••



 **Christopher Biesanz** on May 26
CEO/Co-Founder @ Commodore Hospitality, Inc.

♡ Eric Bergin and Titus Polichnia

♡ 2

An Investment You Can Enjoy

•••

🗨 1



 **Christopher Biesanz** on May 19
CEO/Co-Founder @ Commodore Hospitality, Inc.

♡ Eric Bergin and Edgar Bonilla

♡ 1

Lifetime Loyalty Status

•••

🗨



 **Christopher Biesanz** on May 13
CEO/Co-Founder @ Commodore Hospitality, Inc.

♡ Eric Bergin

OVERVIEW UPDATES 14 WHAT PEOPLE SAY 2 **ASK A QUESTION** 7

Ask a question

SUBMIT

Sort by popular

COMPANY FAQ



Mark Hujdic Jun 06



Hi Guys. great developed concept. There is the annual credits towards the hotel stay up to a max of $1200. What do you anticipate the average nightly room rate. Looking to determine the real value in contrast to time share ownership. Mark Hujdic

1



Eric Berg Chairman/Co-Founder Jun 07



It depends on the city, but based on the deals we are looking at currently, I would expect the Average Daily Rate (ADR) to be between $90 - $125 on average. We did a comparison of our offering to a time share here if you want to take a look - https://wefunder.com/updates/144759-we-are-the-anti-timeshare

OVERVIEW UPDATES 14 WHAT PEOPLE SAY 2 **ASK A QUESTION** 7



Nathaniel Cahng Apr 28



Very interested in what you guys are doing. However, the capital raise looks like it is a closed end fund? You return all capital and keep 80% of profits correct? Then, your incentive is to sell the property as quickly as possible, and close up the fund, which would negate any annual credits we are getting. Am I understanding this correct? Thanks for any clarification.

1



Christopher B CEO/Co-Founder Apr 28



Yes, you are correct in your understanding of our capital structure. However, one key component is that we are restricting ourselves in the legal docs to a minimum of a 10 year fund with no maximum term to ensure that our investors will have the opportunity to use their credits year over year in our hotel portfolio. In every hotel, we will have a mix of paying guests and investor credit guests. Once we reach profitability at the hotel (due to the paying guests) and are able to make periodic profit distributions, those will be split 60% to us as the sponsor and 40% to the investor group that is also receiving the credits. The 80% profit split only comes into play at an exit and after we have returned all outstanding capital to our investors. The 60% profit splits in the interim time between acquisition and sale very much align the interests of the sponsor and the investor group. When the 10th year comes around, our plan is to be open and transparent with our investors. If the overall sentiment is that investors still love the perks, then we will likely continue holding as interests are still aligned due to the interim cashflow split.

 **Yannis Moati**   May 06 •••

hi team. I applaud the originality of the concept. I shall dig deeper into it, but in the meantime, could you advise if you are currently running a property (or in partnership with one?) and if so, what are the results of the possible trials?   Full disclosure, I'm running HotelsByDay.com for the past 6 years and built a rolodex. I can help. All the best.


1

 **Eric Berg** `Chairman/Co-Founder`   May 06 •••

Thanks for taking a look at our concept. We currently do not own any hotels. However, through our affiliated company 3E Management, we have underwritten over $15 billion of real estate transactions for our private equity clients with a large emphasis on hotels. In addition, we have been hired to consult with numerous hotel owners and operators, helping those companies acquire hotels and manage their hotel portfolios more efficiently.
I'll shoot you a separate message and we can connect and chat.



 **Titus Polichnia**   May 11 •••

Are there any plans to attract EV owners to your hotels? Most people at hotels seem confused when I ask if there are car chargers or standard electrical outlets close to any parking spots. When I leave Houston and go to other cities in Texas, it's nice to charge the car while I'm at a hotel.



 **Eric Berg** `Chairman/Co-Founder`   May 11 •••

Yes, we anticipate that the hotels will have car chargers but it will ultimately depend on the parking access and feasibility. Texas has the 4th most EV cars in the US and hotels are the perfect spot to charge for the night. Having been an owner of an EV car, finding charging spots was always stressful. We would love to have EV charging stations available at our hotels for our guests.


2

 **Mike Slavin**   Apr 29 •••

On slide 15, you list 20% off room rate twice. Is it a perk of both the platinum and diamond tiers?



 **Eric Berg** `Chairman/Co-Founder`   Apr 29 •••

Yes, the 20% off room rate is for both the platinum and diamond tiers.


1

 **John Webster**   Apr 26 •••

 Like what you guys have going. I was wondering how do you plan on filling up the hotel
rooms when the Giants are having an issue and i see you are in Texas and said 100
percent focused on that market etc. If opportunity comes why not jump into heavy
tourist areas that bring heavy foot traffic. Orlando,Vegas etc? Any area with heavy foot
traffic etc. As an investor i would like all avenues etc to explored better company does
better I do.having food etc at hotel is a smart move etc. Thanks

1

 **Christopher B** `CEO/Co-Founder`   Apr 27 •••

 Great questions! One of the beauties of our business model is that we are
modeling out a multi-year recovery in the hotel industry. All the major players in
the industry agree that its not a matter of if hotels recover, but when. Hotels have
historically been a very resilient asset class coming out of recessions. Although we
are based in Dallas, our focus will be on hotels across the South Central US. Our
target states are Texas, Louisiana, New Mexico, Oklahoma, and Arkansas. Within
those states, we are looking at properties either within major cities (such as
Dallas, Austin, New Orleans) or tourist cities (such as Hot Springs and Santa Fe).
Several of the cities in our primary target market are expected to come out of
Covid the strongest, especially as it relates to leisure travel. Business travel will
follow, but we expect that to take a longer amount of time. Finally, although this is
our primary market, our docs will allow for a small portion of our portfolio to be
allocated to areas outside of this region just in case we do come across a great
deal that fits the brand and the business model.

 **Lakendrick Hunter-Walker**   Jun 04 •••

 What is the Total pay out

 **Eric Berg** `Chairman/Co-Founder`   Jun 07 •••

 The total pay-out will be a combination of hotel credits, your share of cashflows
from operations of the hotels, and your share of cashflows from sales of hotels.

OVERVIEW   UPDATES `14`   **WHAT PEOPLE SAY** `2`   ASK A QUESTION `7`

Investor Panel

Jason interviewed Commodore Hospitality, Inc. on May 14, 2021. **Play Video** ▶

 **Jason Levine**
Founder @ Spirited. Stanford, NYU,
Peerspace. Working move our economy
and ways of living in a clear, ethical,
sustainable direction.

Strengths

Jason says, "Founders have experience on the financial side of hospitality real estate, and they're
focused on growing markets and boutique brand experiences that appeal to younger travelers."

Advice

Jason says, "Before investing, I would want to dig deeper on the operating plan and know more
about who will run the properties, given that the hospitality experience will be defined by the
people on the ground. The other factor I would look into more closely is the projected return with
and without the investor perk of free nights. That may end up being a strong marketing tactic, but
it also changes the true value of the investor return (vs. straight cash flow) based on how much
travel investors project for themselves."



We're here to fix capitalism.
2012-2021 IMPACT REPORT
Our Story
Jobs
Blog
Press
Get $2500
Founder FAQ
Guides
Support
App Store
Google Play



Commodore Hospitality, Inc. is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities w ll be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no ob igation or commitment of any kind.